RECEIPT

TRANSGLOBE ENERGY CORPORATION

This is the receipt of the Alberta Securities Commission for the Short Form Prospectus of the above Issuer dated January 21, 2011 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Manitoba and Quebec. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

January 21, 2011

"Cheryl McGillivray"
Cheryl McGillivray
Manager, Corporate Finance

SEDAR Project # 01686908

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com